Exhibit 99.2

Press Release
For Immediate Publication

TIW REPAYS US$10 MILLION ON CORPORATE FACILITY

Montreal, Canada, August 23, 2002 — Telesystem International Wireless Inc. (“TIW”) announces that it has used the proceeds of approximately US$ 10 million from the partial repayment by its subsidiary ClearWave N.V (“ClearWave”) of an inter-company loan to reduce the amount outstanding on its senior secured corporate facility. The amount available and outstanding on the facility expiring December 15, 2002 is now US $63.5 million. Under the terms of the facility, any amount received by TIW and flowing from dividends paid by its Eastern European operations, other than amounts representing operational and investment requirements of TIW and ClearWave to December 15, 2002, will be used to further reduce the amount outstanding on the corporate facility.

About TIW and ClearWave N.V.

TIW, through its subsidiary ClearWave N.V., is a leading cellular operator in Central and Eastern Europe with over 3.5 million managed subscribers. ClearWave is the market leader in Romania through MobiFon S.A. and is active in the Czech Republic through Ceský Mobil a.s. TIW’s shares are listed on the Toronto Stock Exchange (“TIW”) and NASDAQ (“TIWI”).

For Information:

Media:	Investors:
Mark Boutet Telesystem International Wireless Inc. TEL.: (514) 673-8406 mboutet@tiw.ca	Serge Dupuis Telesystem International Wireless Inc. TEL.: (514) 673-8443 sdupuis@tiw.ca

Our web site address is: www.tiw.ca